United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Fitch updates Vale’s Credit Ratings Rio de Janeiro, October 23, 2025 – Vale S.A. (“Vale”) announces that Fitch Ratings (“Fitch”) has upgraded Vale’s Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) from ‘BBB’ to ‘BBB+’, with a Stable Outlook. The agency also upgraded the senior unsecured debt ratings of both Vale and Vale Overseas Limited from ‘BBB’ to ‘BBB+’ and affirmed Vale’s Long-Term National Scale rating and local debentures at ‘AAA(bra)’. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Mariana Rocha: mariana.rocha@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 23 OCT 2025 Fitch Upgrades Vale IDRs to 'BBB+'; Outlook Stable Fitch Ratings - New York - 23 Oct 2025: Fitch Ratings has upgraded Vale S.A.'s (Vale) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) to 'BBB+' from 'BBB'. Fitch has also upgraded its crossborder unsecured bonds to 'BBB+' from 'BBB', and affirmed its Long-Term National Scale rating and local debentures at 'AAA(bra)'. Fitch has also upgraded the senior unsecured debt ratings of Vale Overseas Limited to 'BBB+' from 'BBB'. Rating Outlook is Stable. The upgrade reflects Vale's broader diversification into higher value-added products, greater operational flexibility and rising scale, along with environmental risk mitigation that reduced litigation uncertainty. Vale's credit risk profile has strengthened within the rating category and versus peers. Vale's ratings reflect its leading iron ore position, low costs, high-grade mineral deposits, long reserve life, conservative capital structure and elevated financial flexibility. Fitch's expects low leverage and solid free cash flow through iron ore price cycles, with disciplined balancing of growth opportunities and shareholder returns. Key Rating Drivers Robust Business Profile: Vale is the world's largest iron ore pellets producer and one of the three largest seaborne iron ore miners. Its Northern System dominant market position is buttressed by abundant reserves, size and cost competitiveness. Operations in Para, northern Brazil, represent about11% of the global seaborne market. About 90% of Vale's EBITDA comes from iron ore. Vale is also one of the world's largest nickel miners (1% of EBITDA) and a large (but not top 10) copper producer (10% of EBITDA). Flexible Value Over Volume: Vale is obtaining a stronger balance of size, higher value-added products and flexibility in its mix, improving profitability, FCF and stability. Its portfolio favors premium highgrade iron ore products, direct reduction metallics and faster production flexibility to support more sustainable steelmaking. Vale has also developed mid-grade products that balance silica and alumina to meet shifting blast furnaces baseload burden requirements. Low-Cost Producer: Vale holds a first-quartile cost position in its largest iron ore systems, according to CRU, supported by high-grade iron ore and integrated infrastructure. Vale kept cash cost guidance at USD20.5/t-USD22/t, targets to below USD20/t by 2026, and, through efficiency programs—including autonomous fleet adoption, higher volumes and new product mix—aims for USD18/t-USD19.5/t by 2030. Sound Capital Structure: Vale's conservative balance sheet is also a key rating consideration. Average gross debt between 2025 and 2027 is forecast at USD18 billion following increases in local debentures. After dividends, share repurchases and payments of interest on capital, Fitch expects Vale's net debt to average USD12 billion between 2025 and 2027. For 2025, 2026 and 2027, Fitch expects net leverage of around 0.9x. Decreasing Iron Ore Prices: Despite current price resilience, the outlook for iron ore prices looks challenging at Fitch's mid-cycle prices assumptions. For 2026 and 2027, Fitch assumes iron ore prices at USD85 in 2026, USD75 in 2027 and UD70/t in 2028. Expected increase in global supply from Simandou and structural weaknesses in Chinese growth and real estate remain concerns, despite policy support in China, which has been underpinning steel demand and spurring iron ore prices. Strong Cash Flow Generation: Vale's EBITDA is expected to be USD14.2 billion in 2025, USD13.4 billion in 2026 and USD13.3 billion in 2027. These figures assume cash cost improvements continue, and capital expenditures average about USD5.7 billion, due to investments requirements, such as for Vargem Grande, Capanema, and Serra Sul (S11D). Free cash flow (FCF) margin is expected to be 4.2% and 4.0% in 2026 and 2027, respectively. Controlled Growth Strategy: Fitch expects Vale to maintain a strong balance sheet and disciplined capital allocation, while evaluating diversification across businesses and products. Vale has reevaluated copper, nickel, and other projects over 10 years to cut costs and enhance productivity. By 2030, lowcapital projects and productivity improvements target 420,000-500,000 tonnes of copper and 210,000-250,000 tonnes of nickel annually, about 40% above 2025 levels. Key initiatives are underway in Salobo, Sudbury, and Voisey's Bay, despite a postponed Bacaba start-up, Sossego depletion and lower grades at Salobo. Manageable Remediation and Litigation Risk: The Samarco Definitive Compensation Program and Brumadinho Integral Reparations Agreement have increased certainty over remediation payments, decreased related additional litigation risks and built on improved environmental policies at Vale. Fitch's ratings case incorporates disbursements of commitments and expenses to be spent in Samarco remediation of USD900 million in 2026, and USD600 million in 2027; and in Brumadinho, payments of USD700 million in 2026 and USD500 million in 2027. Dam De-Characterization Achievements: Vale has accomplished important milestones in its environmental risk reduction strategy, launched in 2020 after the Mariana and Brumadinho incidents. It has de-characterized 60% of its 30 upstream dams, with four more scheduled by 2027 and eight thereafter. Vale now has no dams at Emergency Level 3, four at Level 2, and six at Level 1, from four, seven and 24, respectively, in 2020. Unconstrained by Country Ceiling: Vale's diversified cash flows from higher Country Ceiling jurisdictions (e.g., Canada, AAA) comfortably cover hard-currency interest. Even if Vale were ring-fenced from Vale Base Metals, limiting access to VBM cash, Brazil's 'BB+' Country Ceiling would not constrain Vale's IDR. Strong exports and offshore cash management support a three-notch uplift above the ceiling, keeping the IDR at 'BBB+' and the Stable Outlook unchanged. Peer Analysis Vale is a global low-cost iron ore leader and ranks among the top three miners alongside BHP Group Limited (A/Stable) and Rio Tinto Plc (A/Stable), comparable to Anglo American (BBB+/Stable). About ~90% of Vale's EBITDA comes from iron ore and pellets, with copper, nickel and other minerals contributing the remainder. BHP and Rio Tinto are more diversified by product and generate most earnings from OECD-country assets. Anglo spans copper, PGMs, diamonds, nickel, premium met coal, and high-quality iron ore, but is concentrating on iron ore and copper. Vale's iron ore is in the first cost quartile; Rio Tinto fluctuates between the first and second. BHP's assets range from first quartile (iron ore) to third (copper), while most of Anglo's assets are in the second or third quartile. BHP's and Rio Tinto's proximity to China differentiates them from Vale. Vale sources most iron ore and copper from Brazil and most nickel from Canada and Indonesia. BHP and Rio Tinto earn primarily from OECD assets, with iron ore from Australia (Rio produces more lump) and copper heavily from Escondida (BHP 57.5%, Rio 30%). Rio's Oyu Tolgoi (Mongolia) and potential Simandou (Guinea) add jurisdictional risk. Like Vale, Anglo has greater exposure to challenging environments (Brazil BB/Stable; South Africa BB- /Stable). Vale, Rio Tinto, and BHP have similar leverage (EBITDA leverage below 1.5x; net EBITDA leverage below 0.8x) and strong dividends with conservative balance sheets; Anglo's leverage is somewhat higher. Despite high financial flexibility, Vale faces constraints from Mariana and Brumadinho remediation, which have been provisioned in Vale's accounts. Vale's recent focus on safety and ESG has strengthened; the Samarco final agreement will intensify scrutiny of governance independence and strategic decision-making. Key Assumptions -- Benchmark iron ore prices average USD95/ton in 2025, USD85/ton in 2026, USD75/ton in 2027; -- Copper prices of USD9,500/ton in 2025, USD9,000/ton in 2026 and USD8,500/MT in 2027; -- Nickel prices of USD15,300/MT in 2025, USD15,000/MT in 2026 and USD15,000/MT in 2027; -- Iron ore fines and pellets volumes sold of 315 million tons in 2025, 320 million tons in 2026 and 335 million tons in 2027; -- Copper volumes sold of 365,000 MT in 2025, 375,000 MT in 2026 and 390,000 MT in 2027; -- Nickel volumes sold of 177,000 MT in 2025, 210,000 MT in 2026 and 225,000 MT in 2027; -- Capex of USD5.6 billion, USD5.8 billion, and USD5.8 billion in 2025, 2026 and in 2027; -- Dividend distribution at Vale's policy of 30% of EBITDA less sustaining capex. Forecast also includes USD500 million discretionary special dividends in 2025; -- Participative shareholder debentures are considered an operating cost and part of other liabilities instead of debt. It is assumed that it is partially redeemed at USD1.5 billion in 2025. RATING SENSITIVITIES Factors that Could, Individually or Collectively, Lead to Negative Rating Action/Downgrade -- Sizeable debt-funded dividends or share buybacks leading to deterioration of the financial profile; -- Net debt/EBITDA above 1.5x on a sustained basis; -- Aggressive debt financed growth strategy seeking product of business diversification; -- Unfavorable additional litigation penalties arising from previous environmental accidents; -- Material weakness in corporate governance independence and assertiveness. Factors that Could, Individually or Collectively, Lead to Positive Rating Action/Upgrade -- A medium-term upgrade is unlikely considering limited diversification and geographical concentration, compared to peers; -- Higher cash flow coming from sustainable diversification into other segments with lower business risk, higher value-added product mix, and lower correlation to its ferrous mining operations; -- Reach more than 25 upstream dam decommissions and keep no dams at emergency level 3; -- FCF positive at all times, regardless of capex plans; -- Consistent net debt/EBITDA below 0.5x. Liquidity and Debt Structure Vale has a track record of maintaining a robust cash position and diverse access to funding which supports its high financial flexibility. Vale ended Jun. 30, 2025 with USD5.5 billion of cash and marketable securities, USD5.0 billion of committed revolving credit lines due in 2026 and in 2029. Fitch adjusted total debt reached USD17.3 billion, including debt repayments expected of USD513 million in 2025, USD135 million in 2026 and USD1.7 billion in 2027. Average debt maturity was 9.1 years. More than half of Vale's debt matures in 2030 or later. Vale's recent announcement to tender its participating debentures is part of the company's strategy to optimize its capital structure through liability management while reinforcing its capital allocation strategy, and it is included on its base scenario. Fitch expects the company to fund this repurchase with a mix of cash and debt. Issuer Profile Vale is one of the world's leading mining companies. It is one of the largest producers of iron ore and iron ore pellets and the 6th largest producer of nickel. The company is present in approximately 19 countries. REFERENCES FOR SUBSTANTIALLY MATERIAL SOURCE CITED AS KEY DRIVER OF RATING The principal sources of information used in the analysis are described in the Applicable Criteria. MACROECONOMIC ASSUMPTIONS AND SECTOR FORECASTS Click here to access Fitch's latest quarterly Global Corporates Sector Forecasts Monitor data file which aggregates key data points used in our credit analysis. Fitch's macroeconomic forecasts, commodity price assumptions, default rate forecasts, sector key performance indicators and sector-level forecasts are among the data items included. ESG Considerations The highest level of ESG credit relevance is a score of '3', unless otherwise disclosed in this section. A score of '3' means ESG issues are credit-neutral or have only a minimal credit impact on the entity, either due to their nature or the way in which they are being managed by the entity. Fitch's ESG Relevance Scores are not inputs in the rating process; they are an observation on the relevance and materiality of ESG factors in the rating decision. For more information on Fitch's ESG Relevance Scores, visit https://www.fitchratings.com/topics/esg/products#esg-relevance-scores. Fitch Ratings Analysts Hector Collantes Director Primary Rating Analyst +1 212 908 0369 Fitch Ratings, Inc. Hearst Tower 300 W. 57th Street New York, NY 10019 Debora Jalles Senior Director Secondary Rating Analyst +55 21 4503 2621 Martha Rocha Managing Director Committee Chairperson +1 212 908 0591 Media Contacts Eleis Brennan New York +1 646 582 3666 eleis.brennan@thefitchgroup.com Rating Actions ENTITY/DEBT RATING RECOVERY PRIOR Vale Overseas Limited • senior unsecured LT BBB+ Upgrade BBB Vale S.A. LT IDR BBB+ Upgrade BBB LC LT IDR BBB+ Upgrade BBB Natl LT AAA(bra) Affirmed AAA(bra) • senior unsecured LT BBB+ Upgrade BBB • senior unsecured Natl LT AAA(bra) Affirmed AAA(bra) RATINGS KEY OUTLOOK WATCH POSITIVE NEGATIVE EVOLVING STABLE Applicable Criteria Corporate Hybrids Treatment and Notching Criteria (pub.08 Apr 2025) Corporate Rating Criteria (pub.27 Jun 2025) (including rating assumption sensitivity) National Scale Rating Criteria (pub.22 Dec 2020) Sector Navigators – Addendum to the Corporate Rating Criteria (pub.27 Jun 2025) Applicable Models Numbers in parentheses accompanying applicable model(s) contain hyperlinks to criteria providing description of model(s). Corporate Monitoring & Forecasting Model (COMFORT Model), v8.2.0 (1) (2) Additional Disclosures Solicitation Status Endorsement Status Vale Overseas Limited EU Endorsed, UK Endorsed Vale S.A. 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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 23, 2025		Director of Investor Relations